Exhibit 99.8

Consolidated Financial Statements and Independent Auditor’s Report

BR Morehead JV Member, LLC

December 31, 2017 and 2016

Independent Auditor’s Report

The Members

BR Morehead JV Member, LLC

New York, New York

We have audited the accompanying consolidated financial statements of BR Morehead JV Member, LLC, which comprise the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of operations, members’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BR Morehead JV Member, LLC at December 31, 2017, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
Troy, Michigan
March 13, 2018

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BR Morehead JV Member, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
		(Unaudited)
	2017	2016
Assets
Net real estate assets:
Land	$5,500,000	$5,500,000
Construction in progress	28,709,867	5,761,261
Total real estate investments	34,209,867	11,261,261
Cash and cash equivalents	5,866,231	12,773,242
Other assets	25,987	-
Total Assets	$40,102,085	$24,034,503

Liabilities and Equity
Construction loan payable	2,285,265	1,000
Mezzanine note payable	7,250,000	-
Mezzanine note payable to member	24,579,986	21,250,000
Accounts payable, accrued expenses and other liabilities	3,258,316	348,132
Due to related parties	110,000	81,255
Total liabilities	37,483,567	21,680,387

Members’ equity	2,201,020	1,936,616
Noncontrolling interest	417,498	417,500
Total Equity	2,618,518	2,354,116
Total Liabilities and Equity	$40,102,085	$24,034,503

The accompanying notes are an integral part of these statements

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BR Morehead JV Member, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

		(Unaudited)
		Period from inception
		(January 6, 2016)
	Year Ended	through
	December 31, 2017	December 31, 2016
Expenses
Property operating	$11,185	$6,637
Total expenses	11,185	6,637
Net operating loss	(11,185)	(6,637)
Other income (expense)
Interest income (expense)	13,000	(17,422)
Net income/(loss)	1,815	(24,059)
Net income/(loss) allocable to noncontrolling interests	(2)	-
Net income/(loss) attributable to members’ interests	$1,817	$(24,059)

The accompanying notes are an integral part of these statements

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BR Morehead JV Member, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

	BRG Morehead, LLC	BRG Morehead, LLC	Bluerock Special Opportunity + Income Fund II, LLC	Noncontrolling Interest	Total
	Class A Member	Class B Member	Class B Member

Member contributions, at inception (Jan 6, 2016) (Unaudited)	$4,639,424	$-	$1,159,856	$-	$5,799,280

Additional contributions (Unaudited)	4,289,888	13,187	1,464,257	417,500	6,184,832

Preferred return (Unaudited)	676,625	-	(676,625)	-	-

Member distributions (Unaudited)	(676,625)	-	-	-	(676,625)

Redemption of Class A Member Interest (non-cash) (Unaudited)	(6,532,736)	-	-	-	(6,532,736)

Redemption of Class A Member Interest (cash) (Unaudited)	(2,396,576)	-	-	-	(2,396,576)

Share of net loss (Unaudited)	-	(87)	(23,972)	-	(24,059)

Members' Equity, December 31, 2016 (Unaudited)	$-	$13,100	$1,923,516	$417,500	$2,354,116

Member contributions	-	1,314	261,273	-	262,587

Share of net loss	-	-	1,817	(2)	1,815

Members' Equity, December 31, 2017	$-	$14,414	$2,186,606	$417,498	$2,618,518

The accompanying notes are an integral part of these statements

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BR Morehead JV Member, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

		(Unaudited)
		Period from inception
		(January 6, 2016)
	Year Ended	through
	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES
Net income (loss)	$1,815	$(24,059)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in assets and liabilities:
Other assets	(25,987)	-
Due to related parties	28,745	81,255
Accounts payable, accrued expenses and other liabilities	2,910,184	348,132
Net cash provided by operating activities	2,914,757	405,328

INVESTING ACTIVITIES
Additions to real estate	(22,948,606)	(11,261,261)
Net cash used in investing activities	(22,948,606)	(11,261,261)

FINANCING ACTIVITIES
Member contributions	262,587	11,566,612
Contributions from noncontrolling interest	-	417,500
Redemption of Class A member interest	-	(2,396,576)
Borrowings on construction loan payable	2,284,265	1,000
Borrowings on mezzanine note payable to member	3,329,986	14,717,264
Borrowings on mezzanine note payable	7,250,000	-
Borrowings on credit facility	-	2,547,350
Repayments on credit facility	-	(2,547,350)
Distributions to members	-	(676,625)
Net cash provided by financing activities	13,126,838	23,629,175
Net (decrease) increase in cash and cash equivalents	(6,907,011)	12,773,242
Cash and cash equivalents at beginning of period	12,773,242	-
Cash and cash equivalents at end of period	$5,866,231	$12,773,242

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest during the period	$3,384,479	$-
Conversion of equity interest into mezzanine note payable to affiliate	$-	$6,532,736

The accompanying notes are an integral part of these statements

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BR Morehead JV Member, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organizations and Summary of Significant Accounting Policies

BR Morehead JV Member, LLC (the “Company”) was formed as a Delaware Limited Liability Company on November 24, 2015, but was not active until January 6, 2016 (date of inception), between BRG Morehead NC, LLC, as the Class A Member (“BRG”), and Bluerock Special Opportunity + Income Fund II, LLC, as the Class B Member (“SOIF II”), to hold approximately 95% membership interest in BR ArchCo Morehead JV, LLC (“West Morehead JV”) which in turn holds 100% membership interest in BR ArchCo Morehead Mezz, LLC which in turn holds 100% of BR ArchCo Morehead, LLC (“West Morehead Property Owner”), which is developing a 286-unit, Class A, apartment community located in Charlotte, North Carolina.

BRG Morehead NC, LLC is a wholly-owned subsidiary of Bluerock Residential Holdings, L.P., the operating partnership of Bluerock Residential Growth REIT, Inc.

All figures related to the 2016 consolidated financial statements are unaudited.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of BR ArchCo Morehead JV, LLC and BR ArchCo Morehead Mezz, LLC, each of which it controls. All significant intercompany transactions and balances are eliminated in consolidation.

Real Estate Joint Venture Interests

The Company first analyzes its investments in joint ventures to determine if the joint venture is a variable interest entity (“VIE”) in accordance with Accounting Standard Codification (“ASC”) Topic 810 and if so, whether the Company is the primary beneficiary requiring consolidation.  A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest.  VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity.  Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change in value with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses at each level of the joint venture whether the entity is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE.  If it was determined an entity in which the Company holds a joint venture interest qualified as a VIE and the Company was the primary beneficiary, the entity would be consolidated.

If, after consideration of the VIE accounting literature, the Company has determined that an entity is not a VIE, the Company assesses the need for consolidation under all other provisions of ASC 810.  These provisions provide for consolidation of majority-owned entities through a majority voting interest held by the Company providing control, or through determination of control by virtue of the Company being the general partner in a limited partnership or the controlling member of a limited liability company.

In assessing whether the Company is in control of and requiring consolidation of the limited liability company and partnership venture structures the Company evaluates the respective rights and privileges afforded each member or partner (collectively referred to as “member”).  The Company’s member would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) has substantive participating rights in the entity.  Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course business.

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The Company has concluded that BR ArchCo Morehead JV, LLC is not a variable interest entity. The Company has concluded that it controls BR ArchCo Morehead JV, LLC and its wholly-owned subsidiary BR ArchCo Morehead Mezz, LLC under the voting rights model. As a result, these entities have been consolidated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and reported amounts that are not readily available from other sources. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the multifamily development industry, including, but not limited to, cyclical operations, availability of land and its cost, availability of financing, supply and demand for apartments, and overall local and regional economic conditions. The Company believes it has properly identified the risks and has implemented strategies to reduce the financial impact of changes in the business cycle.

Real Estate Assets

Development, Improvements, Depreciation and Amortization

Costs incurred to develop and improve properties are capitalized.  The Company capitalizes direct and indirect costs that are clearly related to the development, construction, or improvement of properties, including internal costs such as interest, taxes, and qualifying payroll related expenditures. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Repair and maintenance and tenant turnover costs are charged to expense as incurred.  Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset.  Depreciation and amortization expense is computed on the straight-line method over the asset’s estimated useful life. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	30 – 40 years
Building improvements	5 – 15 years
Land improvements	5 – 15 years
Furniture, fixtures and equipment	3 – 7 years

The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the remaining estimated useful life may warrant revision or that the carrying value of the property may not be recoverable. These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, net operating income, geographic location, real estate values, and management’s intentions related to the operating property.

Determining whether an investment in real estate is impaired and the amount of any such impairment requires considerable management judgment. In the event that management changes its intended holding period for an investment in real estate, impairment may result even without any other event or change in circumstances related to that investment. Under certain circumstances, management may use probability-weighted scenarios related to an investment in real estate, and the use of such analysis may also result in impairment. Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions and management’s analysis, could be material to the consolidated financial statements.

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The Company recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property. If it is determined that an investment in real estate is impaired, then the Company’s carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with its fair value measurement policy.

No impairment loss was recognized for the years ended December 31, 2017 and from January 6, 2016 through December 31, 2016.

Income Taxes

Income taxes on earnings or the tax benefits of losses are payable or realizable by the members, and accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statements. As of December 31, 2017 and 2016, the Company had no amounts related to recognized income tax benefits and no amounts related to accrued interest and penalties.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Noncontrolling Interests

Noncontrolling interests are comprised of the Company’s joint venture partners’ interests in consolidated joint ventures.  The Company reports its joint venture partners’ interest in its consolidated real estate joint ventures as noncontrolling interests.  The Company records these noncontrolling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investments’ net income or loss and equity contributions and distributions.  These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity.  Income and losses are allocated to the noncontrolling interest holder pursuant to each joint venture’s operating agreement.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-18, "Statement of Cash Flows; Restricted Cash" (“ASU 2016-18”). This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company will adjust the consolidated statement of cash flows as required in conjunction with the adoption of ASU 2016-08 in 2018. ASU 2016-18 is effective for the Company for annual and interim periods beginning after December 15, 2017.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The ASU provides guidance on the treatment of cash receipts and cash payments for certain types of cash transactions, to eliminate diversity in practice in the presentation of the cash flow statement. For public business entities, the amendments in ASU 2016-15 are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Earlier application is permitted. The Company will adjust the consolidated statement of cash flows as required in conjunction with the adoption of ASU 2016-15 in 2018.

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In June 2016, the FASB updated Accounting Standards Codification ("ASC") Topic 326 "Financial Instruments - Credit Losses" with 2016-13 “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-03”). ASU 2016-13 enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better inform credit loss estimates. ASU 2016-13 is effective for annual periods (including interim periods within those periods) beginning after December 15, 2019. The Company is currently evaluating the guidance and has not determined the impact this standard may have on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company expects that, because of the ASU 2016-02’s emphasis on lessee accounting, ASU 2016-02 will not have a material impact on the Company’s accounting for leases. Consistent with present standards, the Company will continue to account for lease revenue on a straight-line basis. Also consistent with the Company’s current practice, under ASU 2016-02 only initial direct costs that are incremental to the lessor will be capitalized.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). Under the new standard, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is generally recognized net of allowances.  In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers-Deferral of the Effective Date which defers the effective date of the new revenue recognition standard until the first quarter of 2018.  Therefore, ASU 2014-09 will become effective for the Company in the first quarter of the fiscal year ending December 31, 2018.  Early adoption is permitted, but not earlier than the first quarter of the fiscal year ending December 31, 2017.  The ASU allows for either full retrospective or modified retrospective adoption. The Company has selected the modified retrospective approach. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers” (Topic 606): Identifying Performance Obligations and Licensing, which adds guidance on identifying performance obligations within a contract. The majority of the Company's revenue is derived from rental income, which is scoped out from this standard and will be accounted for under ASU 2016-02, Leases, discussed above. The Company's other revenue streams, which are being evaluated under this ASU, include but are not limited to other property revenues and interest income from related parties determined not to be within the scope of ASU 2016-02, and gains and losses from real estate dispositions. The Company will continue to assess the impact of the new standard and will adopt it as of January 1, 2018. The adoption of ASU 2014-09 is not expected to have a material impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) (Topic 606)” (“ASU 2016-08”), which updates the new revenue standard by clarifying the principal versus agent implementation guidance, but does not change the core principle of the new standard. The updates to the principal versus agent guidance (1) require an entity to determine whether it is a principal or an agent for each distinct good or service (or a distinct bundle of goods or services) to be provided to the customer; (2) illustrate how an entity that is a principal might apply the control principle to goods, services, or rights to services, when another party is involved in providing goods or services to a customer; (3) clarify that the purpose of certain specific control indicators is to support or assist in the assessment of whether an entity controls a specified good or service before it is transferred to the customer, provide more specific guidance on how the indicators should be considered, and clarify that their relevance will vary depending on the facts and circumstances; and (4) revise existing examples and add two new ones to more clearly depict how the guidance should be applied. The effective date and transition requirements for ASU 2016-08 are the same as the effective date and transition requirements of Topic 606, Revenue from Contracts with Customers (see ASU 2014-09 above). The majority of the Company's revenue is derived from rental income, which is scoped out from this standard and will be accounted for under ASU 2016-02, Leases, discussed above.  The Company will continue to assess the impact of the new standard and will adopt it as of January 1, 2018. The adoption of ASU 2016-08 is not expected to have a material impact on the Company’s financial statements.

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In February 2017, the FASB issued ASU 2017-05 "Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)" ("ASU 2017-05"). ASU 2017-05 clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. ASU 2017-05 also defines the term in substance nonfinancial asset. It is effective for annual periods beginning after December 15, 2017. The adoption of this standard is not anticipated to have a material impact on our consolidated financial statements.

2.	Debt

Credit Facility

On March 15, 2016, the Company and several affiliated unconsolidated borrowers entered into an approximately $14.9 million secured credit facility with an unaffiliated lender (the “Credit Facility”). The Company borrowed approximately $2.6 million to finance land acquisition. The borrowings under the Credit Facility bore interest at a variable rate equal to LIBOR plus 3.75% or the base rate plus 2.75%, at the Company’s option. The Credit Facility was paid off in December 2016. During the period from January 5, 2016 through December 31, 2016, the Company capitalized interest of $277,650. As of December 31, 2016 accrued interest was zero.

Construction Loan Payable

On December 29, 2016, in conjunction with the West Morehead development, the West Morehead Property Owner entered into a $34.5 million construction loan with an unaffiliated party (the “West Morehead Construction Loan”), of which approximately $2.3 million is outstanding at December 31, 2017. The West Morehead Construction Loan is secured by the West Morehead property. The West Morehead Construction Loan matures on December 29, 2019, and contains two one-year extension options, subject to certain conditions and requirements including a debt service coverage, loan to value ratio and payment of an extension fee. The West Morehead Construction Loan bears interest on a floating basis on the amount drawn based on LIBOR plus 3.75%, subject to a minimum of 4.25%. Regular monthly payments are interest-only until September 2019, with further payments based on twenty-five-year amortization. The West Morehead Construction Loan can be prepaid without penalty. During the year ended December 31, 2017, the Company capitalized interest of $46. As of December 31, 2017, accrued interest was zero.

Mezzanine Note Payable

On December 29, 2016, BR ArchCo Morehead Mezz, LLC entered into a $7.3 million mezzanine loan with an unaffiliated party (the “West Morehead Mezz Loan”), of which $7.3 million is outstanding at December 31, 2017. The West Morehead Mezz Loan is secured by the membership interest in the joint venture developing the West Morehead property. The West Morehead Mezz Loan matures on December 29, 2019, and contains two one-year extension options, subject to certain conditions and requirements including a debt service coverage, loan to value ratio, extension of the West Morehead Construction Loan and payment of an extension fee. The loan bears interest on a fixed rate of 11.5%. Regular monthly payments are interest-only. The loan can be prepaid prior to maturity provided the lender receives a cumulative return of 30% of its loan amount including all principal and interest paid. During the year ended December 31, 2017, the Company capitalized interest of $142,384. As of December 31, 2017, accrued interest was $142,384.

Mezzanine Note Payable to Member

On December 29, 2016, BRG provided a $21.3 million mezzanine loan, (the “BRG Mezz Loan”), to the Company. The BRG Mezz Loan is secured by the Company’s approximate 95.0% interest in a multi-tiered joint venture along with SOIF II, and an affiliate of ArchCo Residential, (the “West Morehead JV”). The BRG Mezz Loan matures on the earlier of January 5, 2020, or the maturity date of the West Morehead Construction Loan, as extended, and bears interest at a fixed rate of 15.0%. Regular monthly payments are interest-only during the initial term. The BRG Mezz Loan can be prepaid without penalty. BRG has the right to exercise an option to purchase, at the greater of a 25 basis point discount to fair market value or 15% internal rate of return for Fund II, up to a 100% common membership interest in the Company, which is 99.5% owned by Fund II and which currently holds an approximate 95.0% interest in the West Morehead JV and in the West Morehead property, subject to certain promote rights of our unaffiliated development partner.

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On January 5, 2017, BRG increased the amount of the BRG Mezz Loan to approximately $24.6 million. During the year ended December 31, 2017 and 2016, the Company capitalized interest of $3,680,156 and zero, respectively. As of December 31, 2017, and 2016, accrued interest was $313,142 and $17,465.

3.	Related-Party Transactions

An affiliate of one of the members of the noncontrolling interests, ArchCo WMH PM LLC (“Archco”) provided development services to the Company under a development agreement. ArchCo earns fees from the Company for development services based on 3% of the final development budget and a construction management fee in the amount equal to 1.0% of hard costs included in the final development budget. Development fees and construction fees are capitalized to construction in progress on the consolidated balance sheets.

The Company incurred development and construction fees of $894,649 and $162,509 from ArchCo during the periods ended December 31 2017 and 2016, respectively. As of December 31, 2017, and 2016, the Company had a payable outstanding in the amounts of $110,000 and $81,255, respectively to ArchCo.

See Note 2 regarding Mezzanine Note Payable to Member.

4.	Members’ Equity

In January 2016, BRG initially contributed $4,639,424 as the Class A Member and SOIF II initially contributed $1,159,856 as the Class B Member. The Class A Member is entitled to a Class A current return of 15% of its contributions. BRG and SOIF II additionally contributed $ 4,289,888 and $1,072472, respectively during the year ended December 31, 2016.

In March 2016, the Company redeemed $2,396,576 of BRG’s Class A Member Equity. In addition, in connection with entering into the BRG Mezz Loan in December 2016, the Company redeemed the Class A Member interest held by BRG for $6,532,736 upon closing of the Mezzanine Note Payable to Member. Further, in December 2016, BRG contributed $13,187 for 0.5% of the Class B common interest and SOIF II contributed $391,785 as the Class B Member and SOIF II currently holds a 99.5% Class B common interest.

In January 2017, BRG contributed $1,314 and SOIF II contributed $261,273 as additional Class B Member contributions.

5.	Subsequent Events

The Company has evaluated subsequent events through March 13, 2018 which is the date that the consolidated financial statements were issued. No additional events have taken place that require disclosure.

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